TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Teryl Resources Corp.

We  have  audited  the  consolidated  balance  sheets  of  Teryl  Resources  Corp.  as  at  May  31,  2009  and  2008,  and  the

consolidated statements of operations and comprehensive loss, cash flows, and shareholders’ equity for each of the years in the three-year period ended May 31, 2009.  These financial statements are the responsibility of the Company’s management.

Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public

Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting  principles  used  and  significant  estimates  made  by  management,  as  well  as  evaluating  the  overall  financial statement presentation.

In  our  opinion,  these  consolidated  financial  statements  present  fairly,  in  all  material  respects, the financial position of  the

Company as at May 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-

year period ended May 31, 2009 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

September 28, 2009

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The  reporting  standards  of  the  Public  Company  Accounting  Oversight  Board  (United  States)  for  auditors  require  the addition  of  an  explanatory  paragraph  (following  the  opinion  paragraph)  when  the  financial  statements  are  affected  by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated September 28, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“Morgan & Company”

September 28, 2009

Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

May 31

May 31

2009

2008

$

$

ASSETS

Current

Cash

6,185

215,294

Amounts receivable and prepaid expenses

17,817

61,977

24,002

277,271

Advances to Related Parties (Note 8)

90,529

64,201

Investments (Note 4)

867

2,208

Equipment (Note 5)

10,253

13,283

Mineral Property Interests (Note 7)

196,855

196,855

Deferred Exploration Expenditures (Note 7)

3,052,479

2,932,238

3,374,985

3,486,056

LIABILITIES

Current

Accounts payable and accrued liabilities (Note 11)

286,140

107,364

Advances from related parties (Note 8)

131,380

92,070

417,520

199,434

SHAREHOLDERS’ EQUITY

Share Capital (Note 9)

Authorized:

100,000,000 common shares, voting, no par value

5,000,000 preferred shares, non-voting, $1 par value

Issued and outstanding:

49,587,528  (2008 – 49,587,528) common shares

12,030,233

12,031,827

Share Subscriptions Received

115,875

-

Contributed Surplus

344,878

332,404

Accumulated Other Comprehensive Loss

(3,157)

(1,818)

Deficit

(9,530,364)

(9,075,791)

2,957,465

3,286,622

3,374,985

3,486,056

Going Concern (Note 1) and Subsequent Events (Note 16)

Approved on behalf of the Board of Directors:

“John Robertson”

Director

“Jennifer Lorette”

Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

Year Ended

Year Ended

Year Ended

May 31

May 31

May 31

2009

2008

2007

$

$

$

General and Administrative Expenses

Amortization of equipment

3,030

3,987

4,547

Bad debts

15,377

-

-

Filing and regulatory fees

16,785

58,530

18,961

Foreign exchange (gain) loss

(9,938)

2,678

(74)

Management and directors’ fees (Note 11)

110,189

76,284

75,396

Office and sundry

16,446

28,637

21,993

Office rent and utilities (Note 11)

15,471

13,325

10,171

Professional fees

110,201

89,476

87,395

Publicity, promotion and investor relations

97,415

203,580

110,525

Secretarial and employee benefits (Note 11)

45,635

24,630

38,083

Stock-based compensation

12,474

21,311

66,300

Telephone

11,261

11,560

8,417

Transfer agent fees

8,994

8,959

5,894

Travel, auto and entertainment

21,702

35,725

11,193

Operating Loss

(475,042)

(578,682)

(458,801)

Other Income (Expenses)

Miscellaneous income

8,261

19,832

3,029

Interest income

1,487

3,426

613

Oil and gas wells written off

-

(313,483)

-

Mineral properties written off

-

(60,705)

(9,381)

Recoverable expenditures

26,578

-

-

Exploration expenditures written off

(15,857)

(213,184)

(1,000)

20,469

(564,114)

(6,739)

Net Loss for the Year

(454,573)

(1,142,796)

(465,540)

Unrealized losses on available-for-sale investments

(1,339)

(649)

-

Comprehensive Loss for the Year

(455,912)

(1,143,445)

(465,540)

Loss per Share – Basic and Diluted

(0.01)

(0.03)

(0.01)

Weighted Average Number of Common Shares

Outstanding, Basic and Diluted

49,587,528

44,538,405

39,663,029

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

Year Ended

Year Ended

Year Ended

May 31

May 31

May 31

2009

2008

2007

$

$

$

Cash flows from operating activities

Net loss for the year

(454,573)

(1,142,796)

(465,540)

Items not affecting cash

Amortization of equipment

3,030

3,987

4,547

Depletion of oil and gas wells

-

-

24,243

Exploration expenditures written off

15,857

213,184

1,000

Mineral properties written off

-

60,705

9,381

Oil and gas wells written off

-

313,483

-

Stock-based compensation

12,474

21,311

116,353

Changes in non-cash working capital items

Amounts receivable and prepaid expenses

44,160

23,140

(6,630)

Accounts payable and accrued liabilities

58,537

(20,734)

105,775

(320,515)

(527,720)

(210,871)

Cash flows from investing activities

Deferred exploration expenditures

(15,857)

(211,509)

(41,624)

Purchase of mineral property interests

-

(26,474)

(34,231)

Purchase of oil and gas well interests

-

(25,547)

(209,134)

Purchase of equipment

-

-

(5,773)

(15,857)

(263,530)

(290,762)

Cash flows from financing activities

Advances from (to) related parties

12,982

(144,311)

95,765

Share subscriptions received

115,875

-

28

Share issuance costs

(1,594)

-

-

Share capital issued for cash, net

-

1,147,908

199,151

127,263

1,003,597

294,944

(Decrease) increase in cash

(209,109)

212,347

(206,689)

Cash, beginning of year

215,294

2,947

209,636

Cash, end of year

6,185

215,294

2,947

Non-Cash Financing and Investing Activities:

Shares issued for mineral properties

-

-

16,000

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

Share Capital

Accumulated

Share

Other

Subscriptions    Contributed   Comprehensive

Number

Amount

Received

Surplus

Loss

Deficit

Total

$

$

$

$

$

$

Balance, May 31,

2006

39,468,188      10,624,107

69,972

169,401

-      (7,467,455)

3,396,025

Shares issued for cash

upon:

Exercise of

warrants

100,000

20,000

-

-

-

-

20,000

Private placements

1,194,340

179,151

-

-

-

-

179,151

Shares issued for

mineral properties

100,000

16,000

-

-

-

-

16,000

Stock-based

compensation

-

-

-

116,353

-

-

116,353

Foreign exchange

adjustments on

subscriptions received

-

-

28

-

-

-

28

Net loss for the year

-

-

-

-

-

(465,540)

(465,540)

Balance, May 31,

2007

40,862,528      10,839,258

70,000

285,754

-      (7,932,995)

3,262,017

Revaluation of

investments to market

value at June 1, 2007

-

-

-

-

(1,169)

-

(1,169)

Unrealized losses on

available-for-sale

investments

-

-

-

-

(649)

-

(649)

Subscriptions refunded

-

-

(70,000)

-

-

-

(70,000)

Shares issued for cash

upon:

Exercise of

stock options

10,000

1,500

-

-

-

-

1,500

Private

placements

8,715,000

1,307,250

-

-

-

-

1,307,250

Share issuance costs

-

(90,842)

-

-

-

-

(90,842)

Stock-based

compensation

-

-

-

21,311

-

-

21,311

Fair value of brokers’

warrants granted

-

(25,339)

-

25,339

-

-

-

Net loss for the year

-

-

-

-

-      (1,142,796)      (1,142,796)

Balance, May 31,

2008

49,587,528      12,031,827

-

332,404

(1,818)      (9,075,791)

3,286,622

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

Accumulated

Share Capital

Share

Other

Subscriptions      Contributed   Comprehensive

Number

Amount

Received

Surplus

Loss

Deficit

Total

$

$

$

$

$

$

Balance, May 31,

2008

49,587,528      12,031,827

-

332,404

(1,818)      (9,075,791)

3,286,622

Unrealized losses on

available-for-sale

investments

-

-

-

-

(1,339)

-

(1,339)

Share subscriptions

received

-

-

115,875

-

-

-

115,875

Share issuance costs

-

(1,594)

-

-

-

-

(1,594)

Stock-based

compensation

-

-

-

12,474

-

-

12,474

Net loss for the year

-

-

-

-

-

(454,573)

(454,573)

Balance, May 31,

2009

49,587,528      12,030,233

115,875

344,878

(3,157)      (9,530,364)

2,957,465

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

1.    NATURE OF OPERATIONS AND GOING CONCERN

Teryl  Resources  Corp.  (the  “Company”)  is  a  public  c  ompany  incorporated  under  the  British  Columbia  Business

Corporations  Act  on  July 16,  1985.   Its  shares are listed  on  the TSX  Venture Exchange (“TSXV”).   The C  ompany

makes  expenditures  on  acquiring  mineral  properties  and  carries  out  exploration  work.   It  also  acquires  oil  and  gas

property interests and participates in drilling wells.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern,  which  assumes  that  the  Company will  continue  in  operation  for  the  foreseeable  future  and  will  be  able  to

realize  its  assets  and  discharge  its  liabilities  in  the  normal  course  of  operations.   Several  adverse  conditions  cast

substantial doubt on  the validity of this assumption.   The Company continues to incur operating losses,  has limited financial  resources,  limited  sources  of  operating  cash  flow,  and  no  assurances  that  sufficient  funding,  including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete  its  mineral  projects  by issuance  of  share  capital  or  through  joint  ventures,  and  to  realize  future  profitable production or proceeds from the disposition of its mineral interests.  The Company has a working capital deficiency of

$393,518 (2008 – working capital of $77,837) and ha s incurred a loss of $454,573 in the year ended May 31, 2009

(2008 - $1,142,796; 2007 - $465,540).  These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets, liabilities, reported income and expenses and the balance sheet classifications used.  Such adjustments could be material.

2.    SIGNIFICANT CANADIAN ACCOUNTING POLICIES

a)    Consolidation

These  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian  generally  accepted accounting  principles  (“GAAP”)  and  include  the  acco  unts  of  the  Company and  its  wholly-owned  subsidiaries,

Argon Investment Corporation (inactive) and Teryl, Inc.  Teryl, Inc. was incorporated on November 17, 1988 in the state  of  Delaware  and  registered  to  do  business  in  the  USA,  to  hold  and  operate  the  Alaska  mineral  property interests, the Texas oil and gas well interests and the Arizona mineral property interests.

All inter-company transactions are eliminated upon consolidation.

b)    Equipment

The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment

20% per annum

Automotive equipment

30% per annum

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

c)    Accounting for Oil and Gas Well Interests

The  Company  follows  the  successful  efforts  method  of  accounting  for  its  oil  and  gas  properties,  and  related equipment. Costs of exploratory wells are initially capitalized pending determination of proved reserves. Costs of wells  which  are  assigned  proved  reserves  remain  capitalized,  while  costs  of  unsuccessful  wells  are  charged  to operations.  All other exploration costs, including geological and geophysical costs, are charged to operations as incurred. Development costs, including the cost of all wells, are capitalized.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-

line method over 10 years, which is the estimated pay-out term.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation,

depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized.

On  the  retirement  or  sale  of  a  partial  unit  of  proved  property,  the  cost  is  charged  to  accumulated  depreciation,

depletion, and amortization with a resulting gain or loss recognized in income.  On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually.  If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.  In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

d)    Accounting for Mineral Property Interests

The  Company  capitalizes  its  acquisition  costs  of  mineral  properties  (including  finder’s  fees)  and  the  related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

i)     If properties are sold outright – costs are written  off entirely against proceeds.

ii)   If properties are sold under option-type agreement – on the basis of cash or shares received over the total  undiscounted  amount  to  be  received  under  the  agreement,  exclusive  of  royalties  or  net  profit participation.

iii)  If properties are brought into production - on the basis of units of production over the total estimated reserves recoverable.

iv)   If properties are retained, but have no proven economic reserves and are not currently being explored or developed by the Company or joint venture partner – costs are written down to a nominal value.

v)   If properties are abandoned – costs are writte n off entirely.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

e)    Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

f)    Foreign Exchange Translations

The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

i)    Monetary items at the rate prevailing at the balance sheet date.

ii)   Non-monetary items at the historical exchange rate.

iii)  Revenue and expense at the average rates in effect during the year.

Gains or losses arising from translation are included in the consolidated statements of operations.

g)    Investments

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available-for-sale with unrealized  gains  and  losses  included  in  other  comprehensive  income  (loss).  All  realized  gains  and  losses  are recognized in net income (loss) in the period of disposition.

h)    Use of Estimates

The  preparation  of  financial  statements  in  conformity  with  Canadian  generally  accepted  accounting  principles requires the Company’s management to make estimates  and assumptions that affect the amounts reported in the consolidated  financial  statements  and  related  notes to the consolidated  financial statements.  Actual results may differ from those estimates.

i)     Income Taxes

The Company uses the liability method of accounting for future income taxes, whereby future income tax assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values, using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards  and  other  deductions.  The  valuation  of  future  income  tax  assets  is  reviewed  annually and  adjusted,  if necessary, by the use of a valuation allowance, which is recorded against any future income tax asset, if it is more likely that not that the asset will not be realized.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

j)     Loss Per Share

Basic loss per share amount is computed using the weighted average number of common shares outstanding during the year. The Company calculates diluted loss per share using the treasury stock method. Under the treasury stock method,  only instruments  with  exercise  amounts  less  than  the  market  prices  impact  the  diluted  calculations.  In computing  diluted  loss  per  share,  no  shares  were  added  to  the  weighted  average  number  of  common  shares outstanding during the years ended May 31, 2009, 2008 and 2007 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to the reported loss from operations in computing diluted per share amounts.

k)    Stock Based Compensation

The  Company  follows  the  recommendations  of  the  Canadian  Institute  of  Chartered  Accountants  (“CICA”)

Handbook (“HB”) Section 3870 – “Stock Based Compens    ation and Other Stock Based Payments” to account fo r

stock  based  transactions  with  officers,  directors  and  outside  consultants.  Accordingly,  the  fair  value  of  stock options is charged to operations, with an offsetting credit to contributed surplus.  The fair value of stock options,

which  vest immediately,  is recognized  at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period.  Stock options granted to outside consultants that vest over time are valued at the grant date and subsequently re-valued each vesting date.  Any consideration received on exercise of stock options, together with the related portion of contributed surplus, is credited to share capital.

l)     Fair Value of Warrants

Proceeds from unit placements are allocated  between  shares and  warrants issued  according to their relative fair value  using  the  residual  method  to  determine  the  fair  value  of  warrants  issued.  Warrants  issued  to  brokers  are evaluated by using the Black- Scholes model.

m)   Asset Impairment

On an annual basis and when impairment indicators arise, the Company evaluates the future recoverability of its

long-lived assets.   Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

n)    Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations”

whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities.

The  liabilities  are  calculated  using  the  net  present  value  of  the  cash  flows  required  to  settle  the  obligation.  A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. As at May 31, 2009 and 2008, the Company did not have any asset retirement obligations.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

o)    Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolida tion of Variable Interest Entities”, to provide acc ounting guidance related to variable interest entities (“VI E”). A VIE exists when the entity’s equity investme nt is at risk.

When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary.

The Company has determined that it does not have a primary beneficiary interest in VIE.

p)    Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

q)    Changes in Canadian Accounting Policies

Accounting policies implemented effective June 1, 2008

On  June 1,  2008,  the Company adopted  CICA  Handbook Section  3862,  “Financial Instruments – Disclosures”

(“Section  3862”)  and  Section  3863,  “Financial  Instr   uments  –  Presentation”  (“Section  3863”).   Section  3    862

requires  disclosure  of  detail  by  financial  asset  and  liability  categories.   Section  3863  establishes  standards  for

presentation of financial instruments and non-financial derivatives.  Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  See Note 3 for additional details.

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  1535,  “Capital  Disclosures”.   This  section

establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital.  See Note 15 for additional details.

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  3031,  “Inventories”,  which  provides  more guidance on the measurement and disclosure requirements for inventories.  Specifically, the new pronouncement requires  inventories  to  be  measured  at  the  lower  of  cost and  net realizable value,  and  provides guidance on  the determination  of  cost  and  its  subsequent  recognition  as  an  expense,  including  any write-down  to  net realizable value.  The new section had no material change to the Company’s financial position or results of operation.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)    Changes in Canadian Accounting Policies (Continued)

Accounting policies to be implemented effective June 1, 2009

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which repla  ces

CICA  HB  Section  3062,  “Goodwill  and  Intangible  Asse ts”,  and  CICA  HB  Section  3450,  “Research  and

Development Costs”; and  amendments to Accounting Gu ideline (“AcG”) 11,  “Enterprises in  the Development

Stage”,  EIC-27,  “Revenues  and  Expenditures  during  t  he  Pre-operating  Period”,  and  CICA  HB  Section  1000,

“Financial  Statement  Concepts.”   The  standard  inten  ds  to  reduce  the  differences  with  International  Financial

Reporting  Standards  (“IFRS”)  in  the  accounting  for   intangible  assets  and  results  in  closer  alignment  with  U.S.

GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP.

The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally  developed  intangible  assets  (including  research  and  development  activities),  ensuring  consistent treatment of all intangible assets, whether separately acquired or internally developed.

The  new  section  will  be  applicable  to  the  Company’s  financial  statements  for  its  fiscal  year  beginning  June  1,

2009.   The  Company is  currently evaluating  the  impact  of  the  adoption  of  this  new  section  on  its  consolidated financial statements.

Accounting policies not yet adopted

In  October  2008,  the  CICA  issued  Handbook  Section  1582,  “Business  Combinations”,  which  establishes  new standards  of  accounting  for  business  combinations.  This  is  effective  for  business  combinations  for  which  the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1,

2011.  The  Company is  considering  early adoption  to  coincide  with  the  adoption  of  IFRS.  This  adoption  is  not expected to have an impact on the Company’s financial position, earnings or cash flows.

In  October  2008,  the  CICA  issued  Handbook  Section  1601,  “Consolidated  Financial Statements”,  and  Secti  on

1602, “Non-controlling Interests”, to provide guida  nce on the preparation of consolidated financial statements and accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years  beginning  on  or  after  January  2011.  This  adoption  is  not  expected  to  have  an  impact  on  the  Company’s financial position, earnings or cash flows.

In January 2009, the CICA approved EIC-173, “Credit  Risk and the Fair Value of Financial Assets and Financial

Liabilities.” This guidance clarified that an entit y’s own credit risk and the credit risk of the counterparty should be taken  into  account  in  determining  the  fair  value  of  financial  assets  and  financial  liabilities  including  derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)    Changes in Canadian Accounting Policies (Continued)

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years

beginning on  or after January 1,  2011.   The Company is assessing the impact of the conversion from GAAP to

IFRS on the financial statements and will develop a conversion implementation plan.

3.    FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, investments, advances to and from related parties,

and accounts payable and accrued liabilities.

Cash  is  designated  as  “held-for-trading”  and  measur  ed  at  fair  value.   Receivables  are  designated  as  “l oans  and

receivables”.    Investments  are  designated  as  “avail  able-for-sale”.    Accounts  payable  and  accrued  liabi lities  are

designated as “other financial liabilities”.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.  Investments are recorded at fair value based on quoted market prices at the balance sheet date.

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.   Fluctuations  in

exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

3.    FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk (Continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

Accounts

payable and

accrued

May 31, 2009

Cash

liabilities

US dollars

$

1,210    $

106,319

Accounts

payable and

accrued

May 31, 2008

Cash

liabilities

US dollars

$

(74,472)    $

18,990

At May 31, 2009, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $11,745.

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The Company is exposed to market risk arising from its investments in and holdings of marketable equity securities.

Marketable securities are classified as available-for-sale.  The Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.  At May 31, 2009, with other variables unchanged, a

+/- 10% change in equity prices would increase/decrease pre-tax loss by +/- $87.

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk

The Company has no recent history of profitable operations and its present business is at an early stage.  As such, the

Company  is  subject  to  many  risks  common  to  such  enterprises,  including  under-capitalization,  cash  shortages  and limitations with respect to personnel, financial and other resources, and the lack of revenues.  The Company has no investments in asset backed commercial paper.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

3.    FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

In  order  to  finance  the  Company’s  exploration  programs  and  to  cover  administrative  and  overhead  expenses,  the

Company  raises  money  through  equity  sales,  from  the  exercise  of  convertible  securities,  and  from  the  sale  of investments.  There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable.  Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record,

and the experience and calibre of its management.

4.    INVESTMENTS

At  May  31,  2009  and  2008,  the  Company  owned  15,880  common  shares  of  Linux  Gold  Corp.,  a  company  with directors in common.

The  Company  classifies  its  investments  as  available-for-sale,  with  revaluation  gains  and  losses  recognized  in accumulated other comprehensive income (loss) and other-than-temporary losses recognized in net income (loss).  As of May 31, 2009, investments were measured at a fair value of $867 (2008 - $2,208) and resulted in an unrealized loss of $1,339 during the year ended May 31, 2009 (2008 – $649).

5.    EQUIPMENT

May 31

May 31

2009

2008

$

$

Furniture and fixtures – at cost

27,010

27,010

Less: Accumulated amortization

(19,367)

(17,456)

7,643

9,554

Automotive equipment – at cost

15,531

15,531

Less: Accumulated amortization

(12,921)

(11,802)

2,610

3,729

10,253

13,283

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

6.    OIL AND GAS WELL INTERESTS

The Company owns a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County,

Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.  The carrying cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40%

interests  (subject  to  40%  net  revenue  interests  to  others)  on  May 18,  2006,  in  the  Ken  Lee  #1  natural  gas  well  for

$103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on

July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells are located in

Knox and Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the May 31, 2008 year  end,  the  Company wrote  off  the  carrying  costs  of  the  wells  to  $Nil,  since  the  wells  have  no  proven  economic reserves.

7.    MINERAL PROPERTY INTERESTS

Balance

Balance

May 31

Write-

May 31

2008

Additions

Offs

2009

$

$

$

$

Property acquisition costs

Silverknife

1

-

-

1

Fish Creek

49,538

-

-

49,538

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

196,855

-

-

196,855

Balance

Balance

May 31

Write-

May 31

2007

Additions

Offs

2008

$

$

$

$

Property acquisition costs

Silverknife

1

-

-

1

Fish Creek

49,538

-

-

49,538

Gold Hill

34,231

26,474

(60,705)

-

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

231,086

26,474

(60,705)

196,855

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

7.    MINERAL PROPERTY INTERESTS (Continued)

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Re   sources

Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevr   on”), the Company acquired a 30% working interest i n the Silver-

knife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net

Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.  The Company has written down their acquisition costs  to  $1  and  has  written  off  their  exploration  and  development  expenditures  entirely,  since  the  claims  are  not currently being explored and have no proven economic reserves.

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered   into an agreement on March 5, 2002, whereby the Company

may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per  share).  An  additional  100,000  shares  were  issued  on  February  14,  2007  at  $0.16  per  share  in  payment  of  an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2010. Linux will have a

5% Net Royalty Interest until the Company pays $2,000,000 US.

Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement   whereby

the  Company  purchased  a  100%  interest  in  the  Gold  Hill  Patented  Claim  Group  (7  claims)  located  in  the  Warren

Mining District, Cochise County, Arizona, USA,  that are subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

•     $5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days

(paid),

•     $38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (all required quarterly payments have been made),

•     complete a $50,000 US first phase exploration program conducted by the Vendors,

•     $250,000 US per year upon commencement of production.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other

28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.

Additional exploration expenditures of $13,570 were written off during the year.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approxi-

mately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.  The Company has been conducting an exploration program over the past few years.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

7.    MINERAL PROPERTY INTERESTS (Continued)

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area

of  Fairbanks  District  of  Alaska.   On  May  31,  1991,  the  Company,  NERCO  Exploration  Company  and  Fort  Knox

Venture entered into an agreement, which granted the Company a 20% participating interest in the claims.  Under the agreement,  Fort  Knox  Venture  paid  the  Company  cash  and  funded  approved  programs,  earning  them  an  80%

participating  interest  in  the  property,  with  the  Company retaining  a  20%  participating  interest.  Fort  Knox  Venture,

through its operator Fairbanks Gold Mining, Inc., was doing exploration work on this property.  No expenditures were made in 2007.  An exploration program was completed in late 2008.

Deferred Exploration Expenditures

May 31

May 31

2009

2008

$

$

Fish Creek Claims

Geophysical survey

-

1,876

Insurance, lease, property tax and assays

-

316

-

2,192

Gil Venture Claims

Drilling

120,241

-

120,241

-

Gold Hill Claims

Assays and reports

-

16,714

Drilling and roads

-

175,569

Travel, maps and rent

15,857

1,950

15,857

194,233

West Ridge Claims

Geophysical survey

-

8,932

Rent assessment

-

6,152

-

15,084

Exploration expenditures for the year

136,098

211,509

Exploration expenditures invoiced or written off

Invoiced to joint venture partner

-

(65,830)

Written off – terminated, abandoned or inactive cl aims

(15,857)

(213,184)

120,241

(67,505)

Exploration expenditures – beginning of year

2,932,238

2,999,743

Exploration expenditures – end of year

3,052,479

2,932,238

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

8.   ADVANCES TO/ FROM RELATED PARTIES

Amounts due to/ from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Advances to related parties:

May 31

May 31

2009

2008

$

$

International Diamond Syndicate Ltd.

1

1

IAS Energy, Inc.

29,821

-

Linux Gold, Inc.

46,649

60,915

Reg Technologies Inc.

14,058

3,285

90,529

64,201

Advances from related parties:

May 31

May 31

2009

2008

$

$

IAS Energy, Inc.

-

1,317

Information-Highway.com, Inc.

28,146

24,146

JGR Petroleum, Inc.

24,456

24,456

John Robertson

19,308

17,609

KLR Petroleum

23,534

-

Rainbow Networks Inc.

23,531

23,227

REGI US, Inc.

12,405

428

SMR Investments Ltd.

-

887

131,380

92,070

9.    SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value

5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred

Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

9.    SHARE CAPITAL (Continued)

On  August 30,  2007,  the Company issued  2,715,000  units of capital stock pursuant to a Private Placement with 36 placees  at  a  price  of  $0.15  per  unit.  Each  unit consists of one share and  one share purchase warrant exercisable for

$0.20 per share in the first year and $0.25 per share in the second year.

On February 14, 2008, an employee exercised stock options for 10,000 shares at a price of $0.15 per share.

On February 22, 2008, the Company issued 6,000,000 units of capital stock pursuant to a Private Placement with 77 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.  238,400 broker’s share purchase warrants were issued as commissions valued at $25,339,

which  has  been  recorded  in  contributed  surplus  on  the  balance  sheet.  The  broker’s  warrants  were  valued  using  the

Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.84%, dividend yield of nil, volatility of 99.05%, and expected life of 1 year.

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors  and employees.  All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i)     Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial  exercise  is referred to as the “First Exercise”;

ii)   The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise; such second exercise is referred to as the “Second Exerc ise”;

iii)  The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise; such third exercise is referred to as the “Third Exercis e”; and

iv)   The  fourth  and  final  25%  of  the  options  may be  exercised  at  any time  after  90  days  from  the  date  of  the  Third

Exercise.

On November 7, 2007, an employee was granted stock options to purchase up to 25,000 common shares at a price of

$0.22 per share for five years.

On  January 25,  2008,  the Company entered into an investor relations agreement with KCrew Communications Inc.

(“KCrew”)  for  three  months  at  $8,500  per  month.  The   Company  granted  KCrew  stock  options  to  purchase  up  to

300,000 common shares at a price of $0.15, which expired May 25, 2008.

On March 4, 2008, a consultant’s stock options for  75,000 common shares at a price of $0.40 expired unexercised, and were replaced on March 10, 2008 with stock options for 75,000 common shares at a price of $0.21, expiring March 10,

2013.

On April 22, 2009, a director was granted stock options to purchase up to 50,000 common shares at a price of $0.10 per share for five years.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

9.    SHARE CAPITAL (Continued)

Stock Options (Continued)

The following is a summary of the Company’s stock option activities during the years ended May 31, 2009 and 2008:

Weighted

Average

Number of

Exercise

Options

Price

$

Balance – May 31, 2007

2,487,500

0.21

Granted

400,000

0.17

Excercised

(10,000)

0.15

Expired

(625,000)

0.23

Balance – May 31, 2008

2,252,500

0.20

Granted

50,000

0.10

Expired

(477,500)

0.35

Balance – May 31, 2009

1,825,000

0.15

The following share purchase options were outstanding at May 31, 2009:

Remaining

Number of

Exercise

Number    Contractual

Options

Expiry Date

Price

of Options     Life (years)

Exercisable

$

November 2, 2011

0.18

25,000

2.42

6,250

April 24, 2012

0.15

1,650,000

2.90

412,500

November 7, 2012

0.22

25,000

3.44

6,250

March 10, 2013

0.21

75,000

3.78

18,750

April 23, 2014

0.10

50,000

4.90

12,500

1,825,000

456,250

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

9.    SHARE CAPITAL (Continued)

Warrants

The following is a summary of the Company’s warrant  activities during the years ended May 31, 2009 and 2008:

Weighted

Average

Number of

Exercise

Warrants

Price

$

Balance – May 31, 2007

2,418,340

0.28

Issued

8,953,400

0.20

Expired

(2,418,340)

0.28

Balance – May 31, 2008

8,953,400

0.20

Expired

(6,238,400)

0.20

Balance – May 31, 2009

2,715,000

0.25

The following share purchase warrants were outstanding at May 31, 2009:

Remaining

Exercise

Number

Contractual

Expiry Date

Price      of Warrants

Life (years)

$

August 30, 2009

0.25

2,715,000

0.25

Subsequent to year-end, these warrants expired unexercised.

Stock-Based Compensation Expense

The  fair  value  of  each  option  granted  is  estimated  on  the  grant  date  using  the  Black-Scholes  option-pricing  model assuming no dividend yield and the following weighted average assumptions for options granted:

2009

2008

2007

Expected volatility

117%

126%

130%

Weighted average risk-free interest rate

1.94%

2.47%

4.11%

Expected life

5 years

1.50 years

4.73 years

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

10.  INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s Canadian future tax assets as of May  31, 2009 and 2008 are as follows:

2009

2008

$

$

Non-capital loss carry forwards

923,000

818,000

Equipment

14,000

14,000

Resource deductions

306,000

306,000

Share issue costs

14,000

20,000

1,257,000

1,158,000

Valuation allowance

(1,257,000)

(1,158,000)

Future income tax assets

-

-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

2009

2008

$

$

Statutory tax rate

30%

33%

Income tax recovery at statutory rate

(138,000)

(291,000)

Permanent differences and other

48,000

8,000

Effect of change in tax rate

61,000

38,000

Tax benefits not recognized

29,000

245,000

-

-

The Company has Canadian non-capital losses of approximately $3,690,000 (2008 - $3,145,000), which expire over the years 2010 to 2029.  The Company also has cumulative exploration expenses in the amount of $1,385,000 (2008 -

$1,338,000) in Canada, which can be carried forward indefinitely.

11.  RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

11.  RELATED PARTY TRANSACTIONS (Continued)

SMR Investments Ltd. (“SMR”) is a private company c  ontrolled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2009 (2008 - $30,000; 2007 - $30,000).

As of May 31, 2009, $77,883 (May 31, 2008 - $42,258) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

During  the  year  ended  May 31,  2009,  directors  fees  of  $16,500  (2008  - $15,500; 2007  - $12,000) were paid  to the

President of the Company.  Administration consulting fees of $20,400 (2008 - $13,500; 2007 - $24,000) were paid to a director of the Company.  Secretarial and consulting fees of $11,400 (2008 - $5,700; 2007 - $15,000) were paid to a director of the Company.

During the year ended May 31, 2009, fees of $9,409 (2008 - $6,508; 2007 - $9,396) were paid to KLR Petroleum Ltd.

(which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office  rent  of  $15,471  (2008  - $12,872;  2007  - $15,018)  was  paid  to  Linux  Gold,  Inc.  for  the  year  ended  May 31,

2009.

12.  TERYL, INC. TRASACTIONS (100% US Subsidiary)

In  1998,  Teryl,  Inc.  offered  a  private  placement  for  up  to  1,000,000  shares  at  a  price  of  $0.23  ($0.15  US)  and subscriptions  of  $146,044  ($96,750  US)  were  received  by  November  19,  1999.  Since  the  offering  was  not  fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp.

shares.  On  October  17,  2006,  the  authorized  capital  for  Teryl,  Inc.  was  reduced  to  10,000  common  shares,  which resulted in a rollback to 1 common share for each 10,000 outstanding. On August 29, 2007, the final six subscribers agreed to a settlement of $70,000 ($50,250 US).

13.  SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:

United

Canada

States

Total

May 31, 2009

$

$

$

Total assets

124,638

3,250,347

3,374,985

Acquisition and exploration costs

1

3,249,333

3,249,334

Net loss

447,653

6,920

454,573

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

13.  SEGMENTED INFORMATION (Continued)

United

Canada

States

Total

May 31, 2008

$

$

$

Total assets

352,894

3,133,162

3,486,056

Acquisition and exploration costs

1

3,129,092

3,129,093

Net loss

880,045

262,751

1,142,796

14.  CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity.  The Company manages the capital structure  and  makes  adjustments  in  light  of  changes  in  economic  conditions  and  the  risk  characteristics  of  the

Company’s assets.

The  Company’s  objectives  of  capital  management  are  intended  to  safeguard  the  entity’s  ability  to  continue  the

Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian  generally  accepted accounting principles (“Canadian GAAP”). Material v  ariations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are descr  ibed and quantified below.

a)    Oil and Gas Well Interests

Under Canadian and US GAAP, oil and gas well interests are carried at cost according to the successful efforts method of accounting and written down if the value is impaired. Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out  term.  The  Company  has  determined  that  there  were  no  material  differences  in  the  measurement  and presentation of oil and gas well interests between Canadian GAAP and US GAAP as at May 31, 2009, 2008 and

2007.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

b)    Mineral Properties and Deferred Exploration Costs

Under  Canadian  GAAP,  mineral  property  interests  and  deferred  exploration  costs,  including  acquisition  and exploration  costs,  are  carried  at  cost  and  written  down  if  the  properties  are  abandoned,  sold  or  if  management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

c)    Asset Retirement Obligations

Under  US  GAAP,  Statement  of  Financial  Accounting  Standards  No.  143,  “Accounting  for  Asset  Retirement

Obligations” (“SFAS 143”) requires companies to rec   ord the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1,

2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over  its  estimated  useful life.  For Canadian  GAAP  purposes,  effective June 1,  2004,  the Company adopted  the provisions of CICA HB Section 3110, “Asset Retireme nt Obligations”, which are substantially similar to  those of

SFAS  143.  The  Company  has  determined  that  there  were  no  material  differences  in  the  measurement  and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2009, 2008 and

2007.

d)    Stock-Based Compensation

Under  US  GAAP,  Statement  of  Financial  Accounting  Standard  123(R),  “Share-Based  Payments,” requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made  to  employees  and  directors,  including  stock  options.  In  March  2005,  the  Securities  and  Exchange

Commission issued SAB 107 relating to SFAS 123(R). The Company applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

The  Company  has  a  stock-based  compensation  plan  which  is  described  in  Note  9.  The  Company accounts  for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA  HB  3870  “Stock-based  Compensation  and  Other  Stock-Based  Payments”,  to account for stock based transactions  with  officers,  directors  and  consultants.  Under  this  method,  the  fair  value  of  the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital.  Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2009, 2008 and

2007.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

e)    Marketable Securities and Investments

Under Canadian GAAP, for the year ended May 31, 2007, short-term marketable securities are carried at the lower of  aggregate  cost  or  current  market  value,  with  any  unrealized  loss  included  in  the  consolidated  statements  of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the years ended May 31,

2009  and  2008,  the  Company  adopted  the  provisions  of  CICA  HB  Section  3855,  “Financial  Instruments  –

Recognition and Measurement”, and CICA HB Section 1 530, “Comprehensive Income”, which are similar to t  he requirements of US GAAP.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments  in

Debt  and  Equity  Securities”  (“SFAS  115”)  requires  t   hat  certain  equity  investments  must  be  classified  into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a  separate  component  of  shareholders’  equity  until  realized  for  available-for-sale  securities,  and  included  in earnings  for  trading  securities.  Under  Canadian  GAAP,  as  described  in  Note  2(g),  and  under  US  GAAP,  the

Company’s investments are classified as available-for-sale securities.

f)    Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167, “Amendm ents to FASB Interpretation No. 46(R)” (“SFAS 167”)   .

SFAS No. 167 is intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities.  This disclosure should alert all users to the effects on specific provisions of FASB Interpretation

No.  46  (revised  December  2003),  “Consolidation  of  V ariable  Interest  Entities”,  related  to  the  changes   to  the

special-purpose entity proposal in FASB Statement No. 166, “Accounting for Transfers of Financial Asse ts”, and

the treatment of specific provisions of Interpretation 46(R).   SFAS No. 167 is effective for financial statements

issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of SFAS No. 167 will have no impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accoun ting for Transfers of Financial Assets—an amendment    of

FASB Statement” (“SFAS 166”).  SFAS No. 166 is inte   nded to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.

SFAS  166  was established  to clarify derecognition  of assets under FASB  Statement No. 140, “Accounting  for

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  SFAS No. 166 is effe ctive for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of SFAS No. 166 will have no impact on its consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

f)    Recent Accounting Pronouncements (Continued)

In  May  2009,  the  FASB  issued  SFAS  No.  165,  “Subsequ ent  Events”  (“SFAS  No.  165”).  SFAS  No.  165  is

intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through  which  an  entity  has  evaluated  subsequent  events  and  the  basis  for  that  date–that  is,  whether  t hat  date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all  users  of  financial  statements  that  an  entity  has  not  evaluated  subsequent  events  after  that  date  in  the  set  of financial statements being presented.  SFAS No. 165 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company is evaluating the impact that the adoption of SFAS No.

165 will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, “Account ing for Financial Guarantee Insurance Contracts – A n

interpretation of FASB Statement No. 60”. SFAS No.  163 requires that an insurance enterprise recognize a claim liability prior  to  an  event  of  default  when  there  is  evidence  that  credit  deterioration  has  occurred  in  an  insured financial  obligation.  It  also  clarifies  how  Statement  No.  60  applies  to  financial  guarantee  insurance  contracts,

including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued  for  fiscal  years  beginning  after  December  15,  2008,  except  for  some  disclosures  about  the  insurance enterprise’s  risk-management  activities.  SFAS  No.  163  requires  that  disclosures  about  the  risk-management activities  of  the  insurance  enterprise  be  effective  for  the  first  period  beginning  after  issuance.  Except  for  those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hie rarchy of Generally Accepted Accounting Principles” .

SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present

Fairly  in  Conformity  With  Generally  Accepted  Accounting  Principles”.  The  adoption  of  this  statement  is  not expected to have a material effect on the Company’s  consolidated financial statements.

In  March  2008,  the  FASB  issued  SFAS  No.  161,  “Discl osures  about  Derivative  Instruments  and  Hedging

Activities – an amendment to FASB Statement No. 133 ”. SFAS No. 161 is intended to improve financial st andards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand  their  effects  on  an  entity's  financial  position,  financial  performance,  and  cash  flows.  Entities  are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative  instruments  and  related  hedged  items  are  accounted  for  under  Statement  No.  133  and  its  related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position,

financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after

November  15,  2008,  with  early adoption  encouraged.  The  adoption  of  this  statement  is  not  expected  to  have  a material effect on the Company’s consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

f)    Recent Accounting Pronouncements (Continued)

In December 2007, the FASB issued SFAS No. 141R, “B usiness Combinations”. This statement replaces SFAS

No.  141  and  defines  the  acquirer  in  a  business  combination  as  the  entity  that  obtains  control  of  one  or  more businesses  in  a  business  combination  and  establishes  the  acquisition  date  as  the  date  that the acquirer achieves

control.   SFAS  No.  141R  requires an  acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS

No. 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair  value  at  that  date.  This  statement  is  effective  for  fiscal  years  and  interim  periods  within  those  fiscal  years,

beginning on or after December 15, 2008, and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In  December  2007,  the  FASB  issued  SFAS  No.  160,  “No ncontrolling  Interests  in  Consolidated  Financial

Statements  Liabilities  –  an  Amendment  of  ARB  No.  51 ”.  This  statement  amends  ARB  No.  51  to  establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

On  December  21,  2007,  the  Securities  and  Exchange  Commission  issued  Staff  Accounting  Bulletin  No.  110,

(“SAB 110”). SAB 110 provides guidance to issuers o  n the method allowed in developing estimates of expected

term of “plain vanilla” share options in accordance   with SFAS No. 123R, “Share-Based Payments”. The st  aff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangement s for

Public Companies”, which stated that the simplified  method could not be used beyond December 31, 2007. SAB

110  is  effective  April  1,  2008.  The  adoption  of  this  statement  is  not  expected  to  have  a  material  effect  on  the

Company's consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

2009

Balance

Balance

Canadian

US

GAAP

Adjustments     GAAP

$

$

$

Current assets

24,002

-

24,002

Advances to related parties

90,529

-

90,529

Investments (Note 13(e))

867

-

867

Equipment

10,253

-

10,253

Mineral property interests (Note 13(b))

196,855

-

196,855

Deferred exploration expenditures (Note 13(b))

3,052,479

(3,052,479)

-

3,374,985

(3,052,479)

322,506

Current liabilities

417,520

-

417,520

Shareholders’ equity

2,957,465

(3,052,479)

(95,014)

3,374,985

(3,052,479)

322,506

2008

Balance

Balance

Canadian

US

GAAP

Adjustments     GAAP

$

$

$

Current assets

277,271

-

277,271

Advances to related parties

64,201

-

64,201

Investments (Note 13(e))

2,208

-

2,208

Equipment

13,283

-

13,283

Mineral property interests (Note 13(b))

196,855

-

196,855

Deferred exploration expenditures (Note 13(b))

2,932,238

(2,932,238)

-

3,486,056

(2,932,238)

553,818

Current liabilities

199,434

-

199,434

Shareholders’ equity

3,286,622

(2,932,238)

354,384

3,486,056

(2,932,238)

553,818

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

The  impact  of  the  differences  between  Canadian  GAAP  and  US  GAAP  on  the  consolidated  statements  of operations and comprehensive loss would be as follows:

2009

2008

2007

$

$

$

Net loss for the year, Canadian GAAP

(454,573)

(1,142,796)

(465,540)

Adjustment:

Deferred exploration costs (Note 13(b))

(120,241)

67,505

(40,624)

Net loss for the year, US GAAP

(574,814)

(1,075,291)

(506,164)

Basic and diluted loss per share, US GAAP

(0.01)

(0.02)

(0.01)

Weighted average number of common shares outstanding, basic

and diluted

49,587,528

44,538,405

39,663,029

The Company’s comprehensive loss is comprised as follows:

2009

2008

2007

$

$

$

Net loss for the year, US GAAP

(574,814)

(1,075,291)

(506,164)

Change    in    net    unrealized    losses    on    available-for-sale

investments (Note 13(e))

(1,339)

(649)

(1,170)

Comprehensive loss

(576,153)

(1,075,940)

(507,334)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between  Canadian  GAAP  and  US  GAAP  on  the consolidated  statements of cash flows would be as follows:

2009

2008

2007

$

$

$

Cash flows used in operating activities, Canadian GAAP

(320,515)

(527,720)

(210,871)

Adjustment:

Exploration expenditures (Note 13(b))

(15,857)

(211,509)

(41,624)

Cash flows used in operating activities, US GAAP

(336,372)

(739,229)

(252,495)

Cash  flows provided  by financing activities, Canadian and US

GAAP

195,343

1,003,597

294,944

Cash flows used in investing activities, Canadian GAAP

(15,857)

(263,530)

(290,762)

Adjustment:

Exploration expenditures (Note 13(b))

15,857

211,509

41,624

Cash flows used in investing activities, US GAAP

-

(52,021)

(249,138)

(Decrease) increase in cash

(209,109)

212,347

(206,689)

Cash, beginning of year

215,294

2,947

209,636

Cash, end of year

6,185

215,294

2,947

16.  SUBSEQUENT EVENTS

On June 8, 2009, the Company closed a private placement of 2,120,000 units at $0.075 per unit for total proceeds of

$159,000.  Each unit consisted of one common share and one-half share purchase warrant, with two one-half warrants entitling the holder to acquire one additional common share at a price of $0.10 per common share for a period of one

year.   Finders’  fees  in  connection  with  this  non-brokered  private placement were $3,675.   As at May 31,  2009,  the

Company received $115,875 in share subscriptions.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

16.  SUBSEQUENT EVENTS (Continued)

On July 15, 2009, the Company entered into two promissory note agreements with a related party for $27,000 US and

$60,000 to be paid on or before June 30, 2010.  The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.  The principal amounts are convertible into shares of the Company at

$0.20 per share upon regulating approval.

On August 18, 2009, the Company closed a private placement of 7,042,092 units at $0.075 per unit for total proceeds of $528,157.  Each unit consisted of one common share and one share purchase warrant, with one warrant entitling the holder  to  acquire  one  additional  common  share  at  a  price  of  $0.10  in  the  first  year  and  $0.15  in  the  second  year.

Finders’ fees in connection with this non-brokered  private placement were $34,478.  If the closing price of the shares on  the  TSXV  is  $0.25  or  greater  for  20  consecutive  days,  the  warrant  holders  will  have  30  days  to  exercise  their warrants, as they will expire after that period.  The acceleration conditions will apply four months and one day from the date of closing the private placement.

On September 10, 2009, the Company entered into a public relations agreement with Maximus Stategic Consulting Inc.

for a term of three months.  The Company has paid $26,250 upon commencement of the contract.

On September 21, 2009, the Company entered into a public relations agreement with KCrew Communications Inc. for a term of three months for service fees of $7,500 per month.